SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

October 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY		Class A 3,672,900; Class B 397,100
OWNED BY EACH
REPORTING PERSON	8.	SHARED VOTING POWER
WITH
-0-

	9.	SOLE DISPOSITIVE POWER

Class A 3,672,900; Class B 397,100

	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,672,900; Class B 397,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.44%; Class B 7.12%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 4.	PURPOSE OF TRANSACTION

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On October 6, 2014, the Filing Person sent to the Boards of Directors of the Issuer and Donegal Mutual Insurance Company a letter stating as follows:

I am aware of a very large and very profitable U.S. based publicly traded property and casualty group that operates on an international basis with a successful history of completing numerous acquisitions, and they are interested in discussing with your boards various business alternatives including a potential strategic transaction with both Donegal Mutual Insurance Company (“Donegal Mutual”) and Donegal Group Inc. (“DGI”). I ask that representatives of both the DGI and Donegal Mutual Boards of Directors (the “Boards”) do their fiduciary duty and contact me in writing so that I can provide you with contact information for this party who seeks to engage in confidential discussions with you. I again ask that the Boards establish a committee of independent directors and hire truly independent counsel and financial advisors which will allow for strategic discussions to take place in light of the totality of the circumstances, including current and anticipated business trends, regulatory conditions, short-term and long-term value for the stockholders of DGI, the impact on policyholders, and the ratings environment expected to impact Donegal Mutual, DGI and the insurance industry.

I am available to meet with the DGI and Donegal Mutual Boards to explain why I believe discussions with this highly rated party would be in the best interests of Donegal Mutual and DGI, and their policyholders, shareholders, employees and other constituencies. On behalf of all DGI shareholders, I sincerely hope that you contact me as soon as possible so that the process of evaluating all of the relevant alternatives and options may begin.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 6, 2014

/s/ Gregory M. Shepard

Gregory M. Shepard